GLOBAL MATRECHS, INC.

                           90 GROVE STREET, SUITE 201
                              RIDGEFIELD, CT 06877

October 8, 2004


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Global Matrechs, Inc. - Request to Withdraw Registration Statement on Form S-1 (Registration No. 333-38326)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), Global Matrechs, Inc., a Delaware corporation, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 which was filed with the Commission on August 28, 2000 (Registration No. 333-38326), along with any exhibits, (the "Registration Statement").

         The Company requests that such consent be granted on the grounds that the Registration Statement was filed over four years ago, never declared effective by the Commission and these shares of common stock can now be sold pursuant to Rule 144(k) of the Securities Act of 1933, as amended.

         The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

         Pursuant to the foregoing, the Company hereby respectfully requests that a written order grating the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

         If you have any questions regarding this application for withdrawal, please contact David A. Broadwin, Esq., of Foley Hoag LLP, legal counsel to the Company, at (617) 832-1259.

         Thank you for your attention to this matter.

                                      Sincerely,


                                      Global Matrechs, Inc.


                                      By: /s/ Michael Sheppard
                                          --------------------------------------
                                          Michael Sheppard, Chief Executive
                                          Officer, President, Chief Operating
                                          Officer and Chief Financial Officer

cc:      David A. Broadwin, Esq.